Exhibit 12


                              Polaroid Corporation
                  Computation of Ratios of Earnings to Fixed Charges
                              (in millions except for ratios)



                                                                    Nine Months
                                                                        Ended
                                                                   September 29,
                                 Years Ended December 31,                1996
                            --------------------------------------   ----------
                             1991     1992    1993    1994     1995
                            -----    -----   -----   -----    -----
EARNINGS

 Earnings / (loss) before
  income taxes and cumulative
  effect of changes in
  accounting principle    $1,083.2   $163.1  $101.7  $160.7  $(201.4)   $ 6.7

 Interest expense             58.4     58.5    47.9    46.6     52.1     35.6

 Interest portion of
   rental expense  (A)         8.7      9.1    10.4    10.3     11.1      6.0
                          --------   ------  ------  ------  -------    ------
 Earnings as adjusted     $1,150.3   $230.7  $160.0  $217.6  $(138.2)   $48.3
                          ========   ======  ======  ======  =======    ======


FIXED CHARGES

 Interest expense            $58.4    $58.5   $47.9    $46.6    $52.1    $35.6

 Interest portion of
   rental expense  (A)         8.7      9.1    10.4     10.3     11.1      6.0

 Capitalized Interest          6.9     10.0    12.6      9.7      4.8      3.8
                             -----    -----   -----    -----    -----    -----
 Total fixed charges         $74.0    $77.6   $70.9    $66.6    $68.0    $45.4
                             =====    =====   =====    =====    =====    =====

 RATIOS OF EARNINGS
   TO FIXED CHARGES          15.5(B)   3.0    2.3(C)    3.3      --(D)   1.1(E)


(A) Deemed to be approximately 1/3 of total rental expense.

(B) In 1991, the Company received a pre-tax litigation settlement of $924.5 million. Excluding the settlement, the ratio of earnings to fixed charges was 3.1.

(C) In 1993, the Company recorded a pre-tax special charge for restructuring and other expenses of $44.0 million.
    Excluding the pre-tax special charge, the ratio of earnings to fixed charges was 2.9.

(D) Earnings were insufficient to cover fixed charges by $206.2 million after giving effect to the pre-tax special charge for restructuring and other expenses of $247.0 million.
    Excluding the pre-tax special charge, the ratio of earnings to fixed charges was 1.6.

(E) In the first nine months of 1996, the Company recorded a pre-tax special charge for restructuring and other expenses of $110.0 million. Excluding the pre-tax special charge, the ratio of earnings to fixed charges was 3.5.